THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

May 20, 2009

Ms. Celeste M. Murphy, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:	KOKO, Ltd.
Form S-1 Registration Statement
File No. 333-157878

Dear Ms. Murphy:

     Please be advised that the intention of this letter is to address the comments contained in your letter of May 15, 2009 and acknowledge that prior to filing an amendment thereto, the financial statements will have to be updated.

     1. KOKO acknowledges that the SEC can look beyond the registration statement to determine if the registrant, while professing to be engaged in a legitimate business, is in fact a blank check company. In order to persuade you that KOKO is planning to engage in the business of developing, manufacturing and marketing a steak timer, enclosed herewith are internal documents which support the Company’s plan of operation. Based upon all of the available evidence, KOKO is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” KOKO has a specific plan and purpose. Its business purpose is to engage in the manufacturing, marketing and sale of a steak timer. Its specific plan is the same. KOKO acknowledges that you have the power to unilaterally construe KOKO to be a blank check, however, as a matter of law, it appears that such a conclusion would be erroneous. KOKO can only tell you that it is in the business represented in the registration statement.

     With respect to QE Brushes, Inc., you are correct that the registration statements are similar. Messrs Ruff and Littler, are entrepreneurs, attempting to start two independent businesses. In both cases they approached their friends and relatives to assist them with the two developing businesses. The entities are separate to insure that if one business fails, it will not have an adverse affect upon the second business.

     Finally, Mr. Ruff never offered to sell any shells. While he sought out shells, he was never successful in attracting any shells to any operating target companies to match with the shells.

Ms. Celeste M. Murphy, Esq.
Legal Branch Chief
Securities and Exchange Commission
RE:	KOKO, Ltd.
Form S-1 Registration Statement
File No. 333-157878
May 20, 2009
Page 2

     2. We agree with your three bullet points, however, as pointed out in Compliance and Disclosure Interpretation 612.09, “... The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one....” As I mentioned in my telephone conversation with Ms. Plowgain, while the Interpretation lists a number of factors, there is no law weighing the various factors or drawing a conclusion from the factors presented. In my opinion, emphasis should be placed on the following factors: KOKO received the proceeds of the private placement; it will not receive any proceeds from the resale of the shares by the selling shareholders; the amount of shares involved constitutes 12.84% of the total outstanding shares of KOKO; none of the shareholders are in the business of underwriting securities. Based upon all of the circumstances, the selling shareholders are not acting as conduits for KOKO and it seems legally incorrect to characterize the resales as a primary offering.

     When Messrs. Ruff and Littler were raising funds, they verbally represented they would file a registration statement and register the investors' shares for resale. Part of the reason for this was that the investors sought by Messrs Ruff and Littler wanted a way to dispose of the shares at some point in order to liquidate their investment. In order to attract the capital needed to start the business, Messrs. Fuff and Littler agreed to file the registration statement. Having been in a securities broker, I can tell you that it is very, very difficult to attract investors if you cannot give them a way out of the an investment.

     While all of the investors' shares are being registered, there is no assurance they will in fact sell their shares should a market develop.

     3. In response to comment no. 3, the term “nominal” is deliberately not defined by the SEC (See SEC Release 33-8587 at note 32). “Startup company” is defined as “... a company with a limited operating history....” and means something more than “no or nominal operations.” (See SEC Release 33-8869 at note172). It is my opinion that KOKO is in a start-up phase. As support for this, attached are hereto are documents relating to the development of its product. Please note that the patent application was filed with U.S. Patent and Trademark Office on April 24, 2009. The picture reflecting the appearance of the steak timer is computer generated. A prototype does not exist. In addition, attached is the receipt reflecting the filing of the patent application and cost analysis relating to the cost of manufacturing the product. Currently it will cost approximately $7.50 to manufacture the product with the estimated retail sales price being approximately $19.50.

     With respect to Rule 144, it is hard to determine, based upon existing law, if KOKO would be characterized as a shell company or a start up company. Again, KOKO believes it is a start up company. Certainly disclosure can be included in the registration statement describing the unavailability of Rule 144 until the 4 bullet points appearing in Release 33-8869 (pages 18 and 19 thereof) have been satisfied with respect to Messrs Ruff’s and and Littler’s shares. The shares of the selling shareholders would be sold in reliance on the Form S-1 registration statement and accordingly Rule 144 would not be relied upon.

Ms. Celeste M. Murphy, Esq. Legal Branch Chief
Securities and Exchange Commission
RE:	KOKO, Ltd.
Form S-1 Registration Statement
File No. 333-157878
May 20, 2009
Page 3

     I understand the need to look beyond the registration statement to determine if a registrant, while professing to be engaged in a legitimate business, is in fact a blank check company. KOKO is not such a company. It intends now and in the future to manufacture and sell the steak timer. I have conferred personally with Mr. Ruff and he has assured me that the business of KOKO is the steak timer.

     Finally, as I advised Ms. Plowgain, Mr. Ruff will, if necessary, fly to Washington DC and meet face to face with you and/or your staff and answer any questions related to KOKO’s proposed operations.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: KOKO, Ltd.

UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

APPLICATION NUMBER	FILING or 371(c) DATE	GRP ART UNIT	FIL FEE REC'D	ATTY.DOCKET.NO	TOT CLAIMS	IND CLAIMS
12/386,769	04/24/2009	1794	545	RUFF-STEAK COOKING TIMER	11	1

CONFIRMATION NO. 1482

23427
BERGMAN & JECKLE P.L.L.C.
421 W. RIVERSIDE
SUITE 717
SPOKANE, WA 99201

FILING RECEIPT

Date Mailed: 05/15/2009

Receipt is acknowledged of this non-provisional patent application. The application will be taken up for examination in due course. Applicant will be notified as to the results of the examination. Any correspondence concerning the application must include the following identification information: the U.S. APPLICATION NUMBER, FILING DATE, NAME OF APPLICANT, and TITLE OF INVENTION. Fees transmitted by check or draft are subject to collection. Please verify the accuracy of the data presented on this receipt. **If an error is noted on this Filing Receipt, please submit a written request for a Filing Receipt Correction. Please provide a copy of this Filing Receipt with the changes noted thereon. If you received a "Notice to File Missing Parts" for this application, please submit any corrections to this Filing Receipt with your reply to the Notice. When the USPTO processes the reply to the Notice, the USPTO will generate another Filing Receipt incorporating the requested corrections**

Applicant(s)

Greg Ruff, Spokane, WA;
Jeff Bendio, Spokane, WA;
Leon Schmidt, Spokane, WA;

Power of Attorney: The patent practitioners associated with Customer Number 23427

Domestic Priority data as claimed by applicant

Foreign Applications

If Required, Foreign Filing License Granted: 05/12/2009

The country code and number of your priority application, to be used for filing abroad under the Paris Convention, is **US 12/386,769**

Projected Publication Date: 10/28/2010

Non-Publication Request: No

Early Publication Request: No
** **SMALL ENTITY** **